PARSONS/BURNETT/BJORDAH/HUMEL LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6968)

September 24, 2010

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:   GreenChoice International, Inc.

Pre-effective Amendments 1 and 2 to Registration Statement on Form S-1

Filed August 2 and 3, 2010

File No. 333-167879

Dear Ms. Long:

This letter is in response to your comment letter dated August 10, 2010, with regard to the amendments to the Form S-1 filing of GreenChoice International, Inc., a Nevada corporation (“GreenChoice” or the "Company") filed on August 2 and 3, 2010.

General

1.

Once again, the Company disputes the analysis that it should be considered a blank check company with mandatory Rule 419 disclosures and escrow deposits.  While Release 33-6932 applies Rue 419 to Securities Act filings, it does not obviate the language of the Rule itself.  Rule 419 states a blank check company is: “… a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; …”

In addition, Release 33-6932 states that: “Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”

GreenChoice has a specific business plan, even though it has not commenced operations at the time of the offering.  It has attempted to more clearly define the business plan in this amendment.  Requiring that Rule 419 disclosures and

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A Limited Liability Partnership with offices in Bellevue and Spokane

Ms. Susan Block

Division of Corporation Finance

Securities and Exchange Commission

July 30, 2010

escrow deposits be made would necessitate a separate business acquisition, which is not contemplated by the Company and should not be required for the use of funds from this offering.

Prospectus’ Outside Front Cover Page

2.

The Prospectus cover page has been revised to clearly indicate the 90 day extension option.

General information about the Company, page 3

3.

This statement has been removed.

4. GreenChoice is Considered aa (sic) Shell Company, which May

4.

This Risk Factor heading has been completed.

17.  You May Not be Able to See Your Shares nn (sic) GreenChoice

5.

This Risk Factor has been segregated into three separate risk factors.

6.

A brief description of Form 10 information has been added to what is now Risk Factor 19.

Description of Business, page 14

7.

This description has been expanded.

8.

The description of competition methods has been expanded.

9.

This description has been expanded.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

10.

The company has not yet completed its statements for the quarter ended July 31, 2010.

Plan of Operations

11.

An example has been included in this section describing a potential trading authority to which the Company may apply to have its common stock approved for trading.

Ms. Susan Block

Division of Corporation Finance

Securities and Exchange Commission

July 30, 2010

12.

Additional disclosure has been added in this section.

Certain Relationships and Related Transactions and Director Independence

13.

We have added a disclosure that the Company’s President should be considered a promoter under Item 404(d) of Regulation S-X.

14.

We have clarified that there are no current or expected related party agreements which would require disclosure under Item 404(d) of Regulation S-X.

Signatures

15.

The appropriate titles have been added to the signature section.

Exhibits

16.

Item 16 has been revised to clearly indicate that the stock specimen will be filed by future amendment.

Exhibit 5.1

17.

The letter has been revised.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist GreenChoice in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs